KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities (PDMR) and persons closely associated with them The person liable: PDMR Closely associated person (natural person) Closely associated person (legal person) Info about the one who reports Last name Lao First name Alfi Business name Himalaya Shipping Ltd. Closely associated person (legal person) Business name CAPRECA AS Org no. 993067539 Business name CAPRECA AS LEI code About PDMR Last name Steen First name Carl Position / Role Director Initial notification or amendment to prior notification Initial Amendment Details about the issuer or emission allowance market participant Business name Himalaya Shipping Ltd. LEI number 984500D86FFE5EYE7988 Skjemaversjon: 46345 3/20/2025 1:03:24 PM AR 671827300 3/ 20 /2 02 5 1: 03 :2 4 PM A R 67 18 27 30 0 1

KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities (PDMR) and persons closely associated with them Description of the financial instrument/type of instrument Instrument Share ISIN code BMG4660A1036 Name of the financial instrument Nature of the transaction Transaction type Acquisition Share option program The transaction is linked to an excersise of a share option program Yes No Currency of the transaction Currency NOK Price(s) and volume(s) Price per unit 60.5 Volume 75 000 Aggregated information Average price per unit 60.50000 Aggregated volume 75 000 Total amount 4 537 500.000000 Date of the transaction Date 3/19/2025 Place of the transaction Trading venue XOAS - Euronext Expand Oslo Comment 3/20/2025 1:03:24 PM AR 671827300 3/ 20 /2 02 5 1: 03 :2 4 PM A R 67 18 27 30 0 2